Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2021 Financial Results

Q2 net revenues increased by 22.8% year-over-year

Q2 gross billings (non-GAAP) decreased by 19.1% year-over-year

Q2 new student enrollments1 increased by 4.8% year-over-year

BEIJING, August 18, 2021 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operational Snapshots

•	Net revenues were RMB629.5 million (US$97.5 million), representing a 22.8% increase year-over-year.

•	Gross billings (non-GAAP) were RMB430.2 million (US$66.6 million), representing a 19.1% decrease year-over-year.

•	Gross profit was RMB532.2 million (US$82.4 million), representing a 28.9% increase year-over-year.

•	Net income was RMB22.1 million (US$3.4 million), compared with net loss of RMB126.1 million in the second quarter of 2020.

•	Net income/loss margin, defined as net income/loss as a percentage of net revenues, increased to 3.5% from -24.6% in the second quarter of 2020.

•	New student enrollments were 86,602, representing a 4.8% increase year-over-year.

•	As of June 30, 2021, the Company’s deferred revenue balance was RMB2,690.2 million (US$416.7 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2020, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“We are pleased with our second quarter performance. Our net revenue grew 22.8% year-over-year to RMB629.5 million. New enrollments remained relatively stable at 86,602, representing a 4.8% year-over-year increase. Our net gross billings were RMB430.2 million, a 19.1% decrease on a year-over-year basis, following a strategic adjustment to optimize our product mix while seeking growth and balancing costs and profitability,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “We have achieved a record net profit of RMB22.1 million, driven by our continuous cost reduction and business adjustment efforts, a testament to the effectiveness of our strategies.”

“Our professional skills and master’s degree programs sustained their momentum with registered new enrollments growing 168.7% and 13.1% year-over-year, respectively. With robust new enrollments propelled by the increasingly competitive employment market and our diversified course offerings, net gross billings for professional skills and master’s degree programs soared 196.2% and 23.7% year-over-year, respectively.”

“Going forward, we will continue to proactively produce more diversified and high-quality courses, catering to our students’ needs as they make their way to establishing successful careers. With Sunlands’ strong foothold in the adult education business, we are confident we can continue to offer premium courses in STE programs and solidify our market share in the master’s degree and professional skills programs space. With that, we will be better positioned to deliver stronger results in future,” concluded Mr. Liu.

“We are excited to report solid second-quarter results, with profit coming in at RMB22.1 million compared with net loss of RMB126.1 million for the same period last year, and with our master’s degree and professional skills programs consistently performing well,” said Ms. Selena Lu Lv, Chief Financial Officer of Sunlands. “During the quarter, we took multiple measures to reasonably lower costs and improve operating efficiency, with G&A and selling expenses dropping 8.0% and 7.9% year-over-year, respectively. We also continued our efforts to expand course categories as we strive to deliver better learning experiences to our users. Looking ahead, we will persist in cost-efficient marketing and operation optimization. With our existing advantage in the business of occupational education for adults, better cultivated courses and highly efficient management, we believe we are on track to grow further and incrementally enhance profitability.”

Financial Results for the second quarter of 2021

Net Revenues

In the second quarter of 2021, net revenues increased by 22.8% to RMB629.5 million (US$97.5 million) from RMB512.5 million in the second quarter of 2020. The increase was mainly driven by the year-over-year growth in gross billings since the second half of year 2020 through the first quarter of 2021.

Cost of Revenues

Cost of revenues decreased by 2.3% to RMB97.3 million (US$15.1 million) in the second quarter of 2021 from RMB99.6 million in the second quarter of 2020. The decrease was primarily due to reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 28.9% to RMB532.2 million (US$82.4 million) in the second quarter of 2021 from RMB412.9 million in the second quarter of 2020.

Operating Expenses

In the second quarter of 2021, operating expenses were RMB519.6 million (US$80.5 million), representing an 7.2% decrease from RMB560.0 million in the second quarter of 2020.

Sales and marketing expenses decreased by 7.9% to RMB449.1 million (US$69.6 million) in the second quarter of 2021 from RMB487.9 million in the second quarter of 2020. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 8.0% to RMB51.6 million (US$8.0 million) in the second quarter of 2021 from RMB56.1 million in the second quarter of 2020. The decrease was mainly due to a decrease in compensation expenses.

Product development expenses increased by 17.6% to RMB18.8 million (US$2.9 million) in the second quarter of 2021 from RMB16.0 million in the second quarter of 2020. The increase was primarily because the social security expense exemption offered by the relevant authorities during the COVID-19 outbreak came to an end in 2021.

Other Income

Other income was RMB8.2 million (US$1.3 million) in the second quarter of 2021, compared RMB17.5 million in the second quarter of 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the second quarter of 2021 was RMB22.1 million (US$3.4 million), compared with net loss of RMB126.1 million in the second quarter of 2020.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB3.39 (US$0.52) in the second quarter of 2021.

Cash and Cash Equivalents and Short-term Investments

As of June 30, 2021, the Company had RMB835.4 million (US$129.4 million) of cash and cash equivalents and RMB49.9 million (US$7.7 million) of short-term investments, compared with RMB760.7 million of cash and cash equivalents and RMB517.8 million of short-term investments as of December 31, 2020.

Deferred Revenue

As of June 30, 2021, the Company had a deferred revenue balance of RMB2,690.2 million (US$416.7 million), compared with RMB3,024.4 million as of December 31, 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB7.8 million (US$1.2 million) in the second quarter of 2021, compared with RMB1.0 million in the second quarter of 2020.

Financial Results for the First Six Months of 2021

Net Revenues

In the first six months of 2021, net revenues increased by 22.8% to RMB1,323.8 million (US$205.0 million) from RMB1,077.6 million in the first six months of 2020.

Cost of Revenues

Cost of revenues increased by 3.7% to RMB203.7 million (US$31.6 million) in the first six months of 2021 from RMB196.5 million in the first six months of 2020.

Gross Profit

Gross profit increased by 27.1% to RMB1,120.1 million (US$173.5 million) from RMB881.1 million in the first six months of 2020.

Operating Expenses

In the first six months of 2021, operating expenses were RMB1,186.2 million (US$183.7 million), representing a 5.2% increase from RMB1,127.7 million in the first six months of 2020.

Sales and marketing expenses increased by 11.6% to RMB1,055.6 million (US$163.5 million) in the first six months of 2021 from RMB945.7 million in the first six months of 2020.

General and administrative expenses decreased by35.0% to RMB93.9 million (US$14.6 million) in the first six months of 2021 from RMB144.6 million in the first six months of 2020.

Product development expenses decreased by 1.9% to RMB36.7 million (US$5.7 million) in the first six months of 2021 from RMB37.4 million in the first six months of 2020.

Other Income

Other income for the first six months of 2021 was RMB29.4 million (US$4.6 million), compared with RMB46.5 million in the first six months of 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Loss

Net loss for the first six months of 2021 was RMB31.2 million (US$4.8 million), compared with RMB191.7 million in the first six months of 2020.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB4.48 (US$0.69) in the first six months of 2021, compared with RMB28.28 in the first six months of 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB9.5 million (US$1.5 million) in the first six months of 2021, compared with RMB8.0 million in the first six months of 2020.

Outlook

For the third quarter of 2021, Sunlands currently expects net revenues to be between RMB570 million to RMB590 million, which would represent an increase of 5.2% to 8.9% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on August 18, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until August 25, 2021, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10159459

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP Operating cost and expense, non-GAAP loss from operations and Non-GAAP net loss per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss exclude share-based compensation expenses, and basic and diluted net loss per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	760,710	835,424	129,391
Short-term investments	517,815	49,916	7,731
Prepaid expenses and other current assets	117,637	137,173	21,245
Deferred costs, current	158,092	116,292	18,011
Total current assets	1,554,254	1,138,805	176,378
Non-current assets
Property and equipment, net	511,092	879,722	136,252
Intangible assets, net	1,211	3,359	520
Land use right, net	13,564	13,428	2,080
Right-of-use assets	488,877	470,377	72,852
Deferred costs, non-current	170,160	135,113	20,926
Long-term investments	64,093	64,444	9,981
Deferred tax assets	13,015	8,824	1,367
Other non-current assets	444,628	46,133	7,145
Total non-current assets	1,706,640	1,621,400	251,123
TOTAL ASSETS	3,260,894	2,760,205	427,501

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB175,900 and RMB163,925 as of
December 31, 2020 and June 30, 2021, respectively)	607,789	509,562	78,922
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB435,254 and
RMB339,434 as of December 31, 2020 and June 30, 2021, respectively)	1,463,165	1,433,451	222,013
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs consolidated VIEs without recourse to Sunlands Technology Group of RMB15,833 and
RMB12,966 as of December 31, 2020 and June 30, 2021, respectively)	30,702	30,509	4,725
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and June 30, 2021, respectively)	61,540	61,540	9,531
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs consolidated VIEs without recourse to Sunlands Technology Group of nil and nil December
as of December 31, 2020 and June 30, 2021, respectively)	32,500	32,500	5,034
Total current liabilities	2,195,696	2,067,562	320,225

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB468,577 and RMB336,229 as of December 31, 2020 and June 30, 2021,
respectively)	1,561,278	1,256,770	194,649
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB340,763 and RMB336,074 as of December 31, 2020 and June 30, 2021,
respectively)	532,538	520,442	80,606
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB3,203 and RMB2,372
as of December 31, 2020 and June 30, 2021, respectively)	15,220	10,881	1,685
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB963
as of December 31, 2020 and June 30, 2021, respectively)	7,664	10,035	1,554
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and June 30, 2021, respectively)	160,625	144,375	22,361
Total non-current liabilities	2,277,325	1,942,503	300,855
TOTAL LIABILITIES	4,473,021	4,010,065	621,080

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 2,085,939 shares issued as of December 31, 2020 and June 30, 2021, respectively; 1,792,560 and 1,899,878 shares
outstanding as of December 31, 2020 and June 30, 2021, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2020 and June 30, 2021, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,002,930 shares issued and outstanding
as of December 31, 2020 and June 30, 2021, respectively)	1	1	-
Treasury stock	-	-
Additional paid-in capital	2,367,168	2,367,372	366,659
Accumulated deficit	(3,675,129)	(3,705,250)	(573,870)
Accumulated other comprehensive income	96,490	89,754	13,901
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(1,248,122)	(193,310)
Noncontrolling interest	(658)	(1,738)	(269)
TOTAL SHAREHOLDERS’ DEFICIT	(1,212,127)	(1,249,860)	(193,579)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,260,894	2,760,205	427,501

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues	512,482	629,508	97,498
Cost of revenues	(99,591)	(97,286)	(15,068)
Gross profit	412,891	532,222	82,430

Operating expenses
Sales and marketing expenses	(487,882)	(449,131)	(69,562)
Product development expenses	(15,970)	(18,773)	(2,908)
General and administrative expenses	(56,136)	(51,649)	(7,999)
Total operating expenses	(559,988)	(519,553)	(80,469)
(Loss)/income from operations	(147,097)	12,669	1,961
Interest income	6,317	4,152	643
Interest expense	(2,941)	(2,430)	(376)
Other income, net	17,521	8,165	1,265
(Loss)/income before income tax expenses	(126,200)	22,556	3,493
Income tax expenses	224	(201)	(31)
Loss from equity method investments	(173)	(277)	(43)
Net (loss)/income	(126,149)	22,078	3,419

Less: Net income/(loss) attributable to noncontrolling interest	45	(730)	(113)

Net (loss)/income attributable to Sunlands Technology Group	(126,194)	22,808	3,532
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(18.70)	3.39	0.52
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,749,309	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net (loss)/income	(126,149)	22,078	3,419
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(2,513)	(9,158)	(1,418)
Total comprehensive (loss)/income	(128,662)	12,920	2,001
Less: comprehensive income/(loss) attributable to noncontrolling
interest	45	(730)	(113)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(128,707)	13,650	2,114

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB
Net revenues	512,482	629,508
Less: other revenues	(4,194)	(16,289)
Add: tax and surcharges	34,554	40,705
Add: ending deferred revenue	3,066,569	2,690,221
Add: ending refund liability	202,651	220,745
Less: beginning deferred revenue	(3,105,517)	(2,902,451)
Less: beginning refund liability	(175,006)	(232,207)
Gross billings (non-GAAP)	531,539	430,232

Net (loss)/income	(126,149)	22,078
Add: income tax expenses	(224)	201
depreciation and amortization	11,325	10,225
interest expense	2,941	2,430
Less: interest income	(6,317)	(4,152)
EBITDA (non-GAAP)	(118,424)	30,782

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB
Cost of revenues	99,591	97,286
Less: Share-based compensation expenses in cost of revenues	15	(57)
Non-GAAP cost of revenues	99,606	97,229

Sales and marketing expenses	487,882	449,131
Less: Share-based compensation expenses in sales and marketing expenses	(106)	(96)
Non-GAAP sales and marketing expenses	487,776	449,035

General and administrative expenses	56,136	51,649
Less: Share-based compensation expenses in general and administrative expenses	(399)	(162)
Non-GAAP general and administrative expenses	55,737	51,487

Operating costs and expense	659,579	616,839
Less: Share-based compensation expenses	(490)	(315)
Non-GAAP operating costs and expense	659,089	616,524

Loss/(income) from operations	147,097	(12,669)
Less: Share-based compensation expenses	(490)	(315)
Non-GAAP loss/(income) from operations	146,607	(12,984)

Net loss/(income) attributable to Sunlands Technology Group	126,194	(22,808)
Less: Share-based compensation expenses	(490)	(315)
Non-GAAP net loss attributable to Sunlands Technology Group	125,704	(23,123)

Net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	18.70	(3.39)
Non-GAAP net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	18.62	(3.44)

Weighted average shares used in calculating net loss/(profit)
per ordinary share:
Basic and diluted	6,749,309	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,749,309	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues	1,077,581	1,323,806	205,031
Cost of revenues	(196,503)	(203,708)	(31,550)
Gross profit	881,078	1,120,098	173,481

Operating expenses
Sales and marketing expenses	(945,737)	(1,055,560)	(163,485)
Product development expenses	(37,365)	(36,689)	(5,682)
General and administrative expenses	(144,638)	(93,947)	(14,551)
Total operating expenses	(1,127,740)	(1,186,196)	(183,718)
Loss from operations	(246,662)	(66,098)	(10,237)
Interest income	13,137	10,013	1,551
Interest expense	(6,128)	(4,987)	(773)
Other income, net	46,549	29,448	4,561
Loss before income tax expenses	(193,104)	(31,624)	(4,898)
Income tax expenses	1,718	147	23
Loss from equity method investments	(326)	276	43
Net loss	(191,712)	(31,201)	(4,832)

Less: Net loss attributable to noncontrolling interest	(7)	(1,080)	(167)

Net loss attributable to Sunlands Technology Group	(191,705)	(30,121)	(4,665)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(28.28)	(4.48)	(0.69)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,779,346	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net loss	(191,712)	(31,201)	(4,832)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	16,850	(6,736)	(1,043)
Total comprehensive loss	(174,862)	(37,937)	(5,875)
Less: comprehensive loss attributable to noncontrolling
interest	(7)	(1,080)	(167)
Comprehensive loss attributable to Sunlands Technology
Group	(174,855)	(36,857)	(5,708)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Net revenues	1,077,581	1,323,806
Less: other revenues	(10,988)	(31,711)
Add: tax and surcharges	69,757	78,199
Add: ending deferred revenue	3,066,569	2,690,221
Add: ending refund liability	202,651	220,745
Less: beginning deferred revenue	(3,228,770)	(3,024,443)
Less: beginning refund liability	(128,478)	(232,859)
Gross billings (non-GAAP)	1,048,322	1,023,958

Net loss	(191,712)	(31,201)
Add: income tax expenses	(1,718)	(147)
depreciation and amortization	20,483	18,704
interest expense	6,128	4,987
Less: interest income	(13,137)	(10,013)
EBITDA (non-GAAP)	(179,956)	(17,670)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Cost of revenues	196,503	203,708
Less: Share-based compensation expenses in cost of revenues	(16)	(6)
Non-GAAP cost of revenues	196,487	203,702

Sales and marketing expenses	945,737	1,055,560
Less: Share-based compensation expenses in sales and marketing expenses	(258)	59
Non-GAAP sales and marketing expenses	945,479	1,055,619

General and administrative expenses	144,638	93,947
Less: Share-based compensation expenses in general and administrative expenses	(787)	(257)
Non-GAAP general and administrative expenses	143,851	93,690

Operating costs and expense	1,324,243	1,389,904
Less: Share-based compensation expenses	(1,061)	(204)
Non-GAAP operating costs and expense	1,323,182	1,389,700

Loss from operations	246,662	66,098
Less: Share-based compensation expenses	(1,061)	(204)
Non-GAAP loss from operations	245,601	65,894

Net loss attributable to Sunlands Technology Group	191,705	30,121
Less: Share-based compensation expenses	(1,061)	(204)
Non-GAAP net loss attributable to Sunlands Technology Group	190,644	29,917

Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	28.28	4.48
Non-GAAP net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	28.12	4.45

Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,779,346	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,779,346	6,729,197